Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262668

PROSPECTUS

CEPTON, INC.

118,776,933 Shares of Common Stock

5,175,000 Warrants to Purchase Shares of Common Stock

13,800,000 Shares of Common Stock Underlying Warrants

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”) of up to 118,776,933 shares of our common stock, par value $0.00001 per share (“common stock”), 5,175,000 warrants to purchase shares of common stock and 5,175,000 shares of common stock that are issuable upon the exercise of the warrants, consisting of:

●	up to 106,140,968 shares of common stock that were issued as consideration in the Business Combination (the “Consideration Shares”). The Consideration Shares were acquired by the Selling Securityholders based on a value of $10.00 per share of common stock, however, these shares were issued in exchange for shares of Cepton Technologies, Inc. that were acquired by employees, investors and others through private placements, equity award grants and other sales at prices that equate to purchase prices of less than $10.00 per share of common stock, and, in some cases, including equity securities purchased in connection with or following the founding of Cepton Technologies, Inc., purchase prices of approximately $0.01 per share of common stock;

●	up to 4,898,465 shares of common stock subject to vesting and/or exercise of Legacy Cepton equity awards that were assumed in connection with the Business Combination (the “Option Shares”). Upon exercise of the applicable Legacy Cepton equity awards, the applicable Selling Securityholders will acquire the Option Shares at prices ranging from $0.10 to $5.34 per share of common stock;

●	up to 5,950,000 shares of common stock (the “PIPE Shares”) that were issued in a private placement pursuant to the terms of the PIPE Subscription Agreements (as defined below) in connection with the Business Combination. The PIPE Shares were acquired by the applicable Selling Securityholders at a price of $10.00 per share of common stock;

●	up to 1,787,500 shares of common stock (the “Founder Shares”) that were issued upon the conversion of Growth Capital Acquisition Corp., a Delaware corporation (“GCAC”) Class B common stock, originally issued in private placements, which, pursuant to our amended and restated certificate of incorporation were automatically converted into shares of common stock, on a one-for-one basis, on the date of the closing of the Business Combination. The Founder Shares were acquired at a purchase price equivalent to approximately $0.006 per share of common stock;

●	up to 5,175,000 warrants (the “Private Placement Warrants”) that were originally issued in a private placement at the time of GCAC’s initial public offering on February 2, 2021 (the “GCAC IPO”). The Private Placement Warrants were acquired at a purchase price of $1.00 per Private Placement Warrant; and

●	5,175,000 shares of common stock (the “Private Warrant Shares”) issuable upon the exercise of the Private Placement Warrants.

This prospectus also relates to the issuance by us of up to 13,800,000 shares of common stock (the “Warrant Shares”) comprised of 8,625,000 shares of common stock (the “Public Warrant Shares”) that are issuable by us upon the exercise of the public warrants sold as part of the units in the GCAC IPO (the “Public Warrants”) and the 5,175,000 Private Warrant Shares. The Public Warrants and Private Placement Warrants each entitle the holder thereof to purchase one share of our common stock for $11.50 per share.

We are registering the offer and sale of these securities to satisfy certain registration rights we have granted. The Selling Securityholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the shares of our common stock or warrants, except with respect to amounts received by us upon the exercise of the warrants. Because the exercise price of the Public Warrants and Private Placement Warrants substantially exceeds the current trading price of our common stock, it is unlikely that holders of our warrants will be able to exercise such warrants in the near future, if at all. As a result, we are unlikely to receive any proceeds from the exercise of our warrants in the near future, if at all. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of our common stock or warrants. See section entitled “Plan of Distribution” beginning on page 21 of this prospectus.

The number of shares of common stock that the Selling Securityholders can sell into the public markets pursuant to this prospectus may exceed our public float. As a result, the resale of shares of our common stock pursuant to this prospectus could have a significant negative impact on the trading price of our common stock. This impact may be heighted by the fact that, as described above, certain of the Selling Securityholders purchased, or are able to purchase, shares of our common stock at prices that are well below the current trading price of our common stock. The 132,576,933 shares that may be resold and/or issued into the public markets pursuant to this prospectus represent approximately 76% of the shares of our common stock outstanding as of March 1, 2023 (after giving effect to the issuance of the Option Shares, Public Warrant Shares and Private Warrant Shares).

Our common stock and Public Warrants are listed on the Nasdaq Capital Market under the symbols “CPTN” and “CPTNW,” respectively. As of March 22, 2023, the closing price of our common stock and warrants was $0.4308 and $0.0900, respectively.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 22, 2023.

You should rely only on the information contained in this prospectus. No one has been authorized to provide you with information that is different from that contained in this prospectus. This prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

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INTRODUCTORY NOTE AND FREQUENTLY USED TERMS

Unless the context otherwise requires, references in this prospectus to “Cepton,” the “Company,” “us,” “we,” “our” and any related terms prior to the closing of the Business Combination are intended to mean Cepton Technologies, Inc., a Delaware corporation, and after the closing of the Business Combination, Cepton, Inc. and its consolidated subsidiaries.

“Amended and Restated Charter” means the second amended and restated certificate of incorporation of Cepton, in effect as of the date of this prospectus, which includes the Certificate of Designations of Series A Convertible Preferred Stock.

“Business Combination” means the Merger and the other transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated August 4, 2021, as amended by the Amendment to the Business Combination Agreement, dated as of January 21, 2022, by and among GCAC, Merger Sub and Cepton.

“Cepton” or the “Company” means Cepton, Inc., a Delaware corporation.

“Cepton Board” means the board of directors of Cepton.

“Closing” means the closing of the Business Combination.

“Closing Date” means February 10, 2022.

“common stock” means the common stock, par value $0.00001 per share, of Cepton, Inc.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Earnout Shares” means the up to 13,000,000 shares of common stock that may be issued to Legacy Cepton securityholders if certain share prices of common stock are achieved and other conditions are satisfied.

“Founder Shares” means GCAC Class B common stock initially purchased by Growth Capital Sponsor LLC (the “Sponsor”), Nautilus Carriers LLC (“Nautilus”) and HB Strategies LLC (“HB Strategies”) in private placement transactions prior to the GCAC IPO, and the shares of common stock issued upon the conversion thereof as provided herein.

“GCAC” means Growth Capital Acquisition Corp., a Delaware corporation, which was renamed “Cepton, Inc.” in connection with the Closing.

“GCAC Board” means the board of directors of GCAC prior to the Business Combination.

“GCAC Class A common stock” means the Class A common stock, par value $0.0001, of GCAC.

“GCAC Class B common stock” means the Class B common stock, par value $0.0001, of GCAC.

“GCAC IPO” means GCAC’s initial public offering that was consummated by GCAC on February 2, 2021.

“Legacy Cepton” means Cepton Technologies, Inc., a Delaware corporation, and includes the surviving corporation after the Merger. References herein to Cepton will include its subsidiaries, including Legacy Cepton, to the extent reasonably applicable

“Merger” means the merger of Merger Sub with and into Legacy Cepton, with Legacy Cepton continuing as the surviving corporation and as a wholly-owned subsidiary of GCAC (which changed its name to Cepton, Inc. upon the Closing), in accordance with the terms of the Business Combination Agreement.

“Merger Sub” means GCAC Merger Sub Inc., a Delaware corporation.

“PIPE Subscription Agreements” means those certain subscription agreements, as amended by the Amendment to the PIPE Subscription Agreement, dated February 3, 2022, by and among GCAC and the investors therein (the “PIPE Investors”), pursuant to which GCAC agreed to issue and sell to the PIPE Investors, approximately $59.5 million of GCAC Class A common stock immediately prior to closing of the Merger (the “PIPE Investment”).

“Registration Rights Agreement” means that certain Amended and Restated Registration Rights Agreement by and among GCAC, the Sponsor, Nautilus, HB Strategies, Ellenoff Grossman & Schole LLP, Harry Braunstein, Gary Leibler, Evan Breibart and other GCAC shareholders parties thereto, dated August 4, 2021.

“Units” means Units issued in the GCAC IPO, including any overallotment securities acquired by GCAC’s underwriters, consisting of one share of GCAC Class A common stock and one-half of one Public Warrant.

“Warrants” means any of the Private Placement Warrants and the Public Warrants.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein and therein may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “objective,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “milestone,” “designed to,” “proposed” or other similar expressions that predict or imply future events or trends or that are not statements of historical matters. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. We caution readers of this prospectus that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, that could cause the actual results to differ materially from the expected results. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, future sensor sales numbers and market share, potential benefits and the commercial attractiveness to our customers of our products and services, the potential success of our marketing and expansion strategies, and the potential for us to achieve design awards. These statements are based on various assumptions, whether or not identified in this prospectus, and on the current expectations of our management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements are subject to a number of risks and uncertainties, including:

●	the conditions affecting the markets in which we operate;

●	the success of our strategic relationships, including with Koito, which is not exclusive;

●	fluctuations in sales by our major customers;

●	fluctuations in capital spending in the automotive and smart infrastructure markets;

●	negative impact on the global economy and capital markets resulting from macroeconomic conditions, including inflation and rising interest rates, the effects of the COVID-19 pandemic or other future public health crises, and the potential impact of geopolitical conflicts, such as the ongoing conflict in Ukraine;

●	changes in applicable laws or regulations;

●	the possibility that our business may be adversely affected by other economic, business, or competitive factors;

●	the risk that current trends in the automotive and smart infrastructure markets decelerate or do not continue;

●	errors or material differences in our estimates and expectations for our financial performance and growth, including when we will generate positive cash flow from operations;

●	risks relating to the uncertainty of projected financial and operating information, including whether we will be able to achieve our target milestones, our pricing and sales volume targets, and our proposed production timelines and win the engagements contemplated in our projected pipeline, and the ability of original equipment manufacturers (“OEMs”) and other strategic partners to re-source or cancel vehicle or technology programs;

●	risks related to future market adoption of our offerings;

●	the final terms of our arrangement with our Tier 1 partner and, in turn, our Tier 1 partner’s contract with General Motors Company differing from our expectations, including with respect to volume and timing, or the arrangement can be terminated or may not materialize into a long-term contract partnership arrangement;

●	risks related to our marketing and growth strategies;

●	the effects of competition on our future business;

●	our ability to issue equity or equity-linked securities in the future;

●	our ability to raise funding on reasonable terms as necessary to develop our products in the timeframe contemplated by our business plan, and to comply with the terms of any restrictive, financial or other covenants included in the agreements governing such funding, including the consent and other rights granted to Koito as part of the CPS investment;

●	our ability to execute our business plans and strategy;

●	the outcome of any legal proceedings that may be instituted against us, including any related to Business Combination;

●	other risks and uncertainties described in this prospectus, including those under the section entitled “Risk Factors”; and

●	other risks and uncertainties described from time to time in any reports we file with the SEC that are incorporated herein by reference.

If any of these risks materialize or any of our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that we presently do not know or that we currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect our expectations, plans or forecasts of future events and views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our assessments to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our assessment as of any date subsequent to the date of this prospectus. Accordingly, undue reliance should not be placed upon the forward-looking statements. Actual results, performance or achievements may, and are likely to, differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements were based. There can be no assurance that the data contained herein is reflective of future performance to any degree. Forward-looking statements speak only as of the date made and, other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control.

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SUMMARY OF THE PROSPECTUS

This summary highlights selected information from this prospectus and does not contain all of the information that is important to you in making an investment decision. This summary is qualified in its entirety by the more detailed information included or incorporated by reference in this prospectus. Before making your investment decision with respect to our securities, you should carefully read this entire prospectus, including the information under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements included or incorporated by reference in this prospectus.

The Company

Founded in 2016 by Chief Executive Officer, Dr. Jun Pei and Chair of Technology Advisory Board and Former Chief Technology Officer, Dr. Mark McCord. Cepton is focused on the deployment of high performance, mass-market light detection and ranging (“lidar”) technologies to deliver safety and autonomy across the automotive and smart infrastructure markets. We offer near-range lidars, long-range lidars and ultra-long-range lidars, automotive software and smart lidar systems that include our perception software. Our solutions include industrial and automotive grade lidars. For mass market automotive advanced driver assistance systems (“ADAS”) applications, we also sell components and license technologies to Tier 1 suppliers to enable them to manufacture lidars in high volume and sell to OEM customers. By adopting our solutions, our customers can enable safety and autonomy applications across a broad range of end-markets including our primary market, ADAS in consumer and commercial vehicles, which we believe represents not just the largest market opportunity for lidar applications over the next decade, but also the market with the best potential for near term mass-market commercialization. Cepton is headquartered in San Jose, California, with a presence in North America, Europe, Japan, India and China, to serve a fast-growing global customer base.

Corporate Information

Cepton was founded and incorporated as a Delaware corporation in 2016. Cepton’s principal executive offices are located at 399 West Trimble Rd, San Jose, CA 95131, and its telephone number is (408) 459-7579. Cepton’s website address is www.cepton.com. Information contained on or accessible through Cepton’s website is not a part of this prospectus, and the inclusion of Cepton’s website address in this prospectus is an inactive textual reference only.

Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) ending December 31, 2026, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Smaller Reporting Company

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common stock held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the prior June 30.

THE OFFERING

Issuer	Cepton, Inc.

Resale of common stock

Securities offered by the Selling Securityholders:

We are registering the resale by the Selling Securityholders named in this prospectus, or their permitted transferees, of an aggregate of 118,776,933 shares of common stock, 5,175,000 warrants to purchase shares of common stock and 5,175,000 shares of common stock issuable upon exercise of warrants, which includes up to:

●    106,140,968 Consideration Shares;

●    4,898,465 Option Shares;

●    5,950,000 PIPE Shares;

●    1,787,500 Founder Shares;

●    5,175,000 Private Placement Warrants; and

●    5,175,000 shares of common stock issuable upon exercise of the Private Placement Warrants.

Use of proceeds:	We will not receive any of the proceeds from the sale of the common stock or warrants by the Selling Securityholders. See “Use of Proceeds” for additional information.

Issuance of common stock

Shares of common stock offered by us:	8,625,000 shares of common stock issuable upon exercise of the Public Warrants and 5,175,000 shares of common stock issuable upon exercise of the Private Placement Warrants.

Common stock issued and outstanding immediately after this offering:

156,761,170 shares of common stock prior to the exercise of the Private Placement Warrants and Public Warrants; and

170,561,170 shares of common stock assuming the issuance of 13,800,000 shares of common stock upon the exercise of the Private Placement Warrants and the Public Warrants.

Use of proceeds:

We will receive up to an aggregate of approximately $158.7 million from the exercise of the Public Warrants and the Private Placement Warrants, assuming the exercise in full of all of the Public Warrants and Private Placement Warrants for cash. We expect to use the net proceeds, if any, from the exercise of the Warrants for working capital and general corporate purposes. Because the exercise price of the Public Warrants and Private Placement Warrants substantially exceeds the current trading price of our common stock, we are unlikely to receive any proceeds from the exercise of our warrants in the near future, if at all. See “Use of Proceeds” for additional information.

Nasdaq ticker symbols:	Our common stock and Public Warrants are currently listed on Nasdaq under the symbol “CPTN” and “CPTNW,” respectively.

Risk factors:

Any investment in the securities offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” and elsewhere in this prospectus.

The resale of shares of our common stock pursuant to this prospectus could have a significant negative impact on the trading price of our common stock. This impact may be heighted by the fact that certain of the Selling Securityholders purchased, or are able to purchase, shares of our common stock at prices that are well below the current trading price of our common stock.

Unless we specifically state otherwise or the context otherwise requires, the number of shares of our common stock that will be outstanding after this offering is based on 156,761,170 shares of our common stock outstanding as of March 1, 2023, and excludes:

●	15,123,142 shares reserved under the Cepton, Inc. 2022 Equity Incentive Plan (the “2022 Plan”);

●	3,080,960 shares reserved under the Cepton, Inc. Employee Stock Purchase Plan (the “ESPP”);

●	13,000,000 Earnout Shares;

●	13,800,000 Warrant Shares;

●	the shares of common stock issuable upon conversion of our Series A Convertible Preferred Stock (the “Series A Preferred Stock”), which were not outstanding as of December 31, 2022 and which are not convertible into shares of common stock until January 19, 2024;

●	22,514,380 shares underlying outstanding options (includes unissued Option Shares), restricted stock units (“RSUs”) and performance stock units (“PSUs”);

●	any shares of common stock issuable pursuant to the preemptive rights granted to Koito Manufacturing Co., Ltd. pursuant to the Investor Rights Agreements, dated as of January 19, 2023; and

●	the 13,357,495 additional shares which may be issued to Lincoln Park Capital Fund, LLC (“Lincoln Park”) pursuant to the Purchase Agreement, dated as of November 24, 2021 (the “Purchase Agreement”), by and among us and Lincoln Park.

RISK FACTORS

Before investing in our securities, you should carefully consider the risk factors incorporated by reference into this prospectus, including our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the Securities and Exchange Commission and any reports we file with the SEC after the date of this prospectus that are incorporated herein by reference, as well as the risk factors and other information contained in any applicable prospectus supplement and any applicable free writing prospectus we file with the SEC. These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to our business, financial condition and prospects. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business or financial condition. The market price of our securities could decline if one or more of these risks or uncertainties actually occur, causing you to lose all or part of your investment in our securities. See “Where You Can Find More Information” and “Incorporation by Reference” elsewhere in this prospectus.

USE OF PROCEEDS

All of the common stock and the Private Warrants offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from these sales.

We will receive up to an aggregate of approximately $158.7 million from the exercise of the Public Warrants and the Private Placement Warrants, assuming the exercise in full of all of the Public Warrants for cash. We expect to use the net proceeds, if any, from the exercise of the Public Warrants and the Private Placement Warrants for working capital and general corporate purposes. Because the exercise price of the Public Warrants and Private Placement Warrants substantially exceeds the current trading price of our common stock, it is unlikely that holders of our warrants will be able to exercise such warrants in the near future, if at all. As a result, we are unlikely to receive any proceeds from the exercise of our warrants in the near future, if at all. We will have broad discretion over the use of proceeds from the exercise of the Public Warrants and the Private Placement Warrants. There is no assurance that the holders of the Public Warrants and the Private Placement Warrants will elect to exercise any or all of such Public Warrants and Private Placement Warrants, and there may be no economic incentive for such holders to exercise unless and until the trading price of our common stock exceeds $11.50 per share. To the extent that the Public Warrants or the Private Placement Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Public Warrants or the Private Placement Warrants will decrease.

In considering our capital requirements and sources of liquidity, we have not relied on the receipt of proceeds from the exercise of the Public Warrants or Private Placement Warrants.

DESCRIPTION OF SECURITIES

The following summary of the material terms of the Company’s securities is not intended to be a complete summary of the rights and preferences of such securities. You are encouraged to read the applicable provisions of the DGCL, the Amended and Restated Charter and Bylaws in their entirety for a complete description of the rights and preferences of the Company’s securities.

Pursuant to the Amended and Restated Charter, our authorized capital stock consists of 355,000,000 shares of common stock, $0.00001 par value, and 5,000,000 shares of undesignated preferred stock, $0.00001 par value. The following description summarizes the material terms of our capital stock. Because it is only a summary, it may not contain all information that is important to you.

Common Stock

As of March 1, 2023, Cepton has a total of 156,761,170 shares of common stock issued and outstanding.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Unless specified in the Amended and Restated Charter or the Bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of shares of the common stock that are voted is required to approve any such matter voted on by our stockholders.

The Cepton Board consists of seven members. In accordance with the Amended and Restated Charter, the Cepton Board is divided into three classes of directors, with (a) one class of directors, the Class A Directors, initially serving until Cepton’s 2023 annual meeting of stockholders (but any subsequent Class A Directors serving a three (3)-year term), (b) a second class of directors, the Class B Directors, initially serving until Cepton’s 2024 annual meeting of stockholders (but any subsequent Class B Directors serving a three (3)-year term), and (c) a third class of directors, the Class C Directors, serving until Cepton’s 2025 annual meeting of stockholders (and any subsequent Class C Directors serving a three (3) year term). Directors will not be able to be removed during their term except for cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of the outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Notwithstanding anything to the contrary in the foregoing, the rights and preferences of the common stockholders are subject to the rights and preferences of the preferred stock.

Preferred Stock

The Amended and Restated Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. As of the date hereof, we have 100,000 shares of Series A Preferred Stock outstanding. The holders of the Series A Preferred Stock are entitled to certain rights and preferences, including preferential dividend rights, conversion rights (and anti-dilution adjustments) and put rights pursuant to the Company’s Certificate of Designations of Series A Convertible Preferred Stock (the “Certificate of Designations”). In connection with the issuance of the Series A Preferred Stock, we entered into the Investor Rights Agreement (the “Investor Rights Agreement”) with Koito Manufacturing Co., Ltd. (“Koito”), pursuant to which we granted Koito certain rights, including Cepton Board rights, consent rights, preemptive rights and registration rights. You are encouraged to read the Certificate of Designations and Investor Rights Agreement in their entirety. We do not currently intend to issue any additional shares of preferred stock, but we cannot assure you that we will not do so in the future.

Warrants

Public Warrants

Each Public Warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed below. The Public Warrants will expire February 10, 2027, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of common stock upon exercise of a warrant unless the common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

We filed with the SEC a registration statement covering the shares of our common stock issuable upon exercise of the Public Warrants, and we agreed to maintain a current prospectus relating to those shares of common stock until the warrants expire or are redeemed, as specified in the warrant agreement. The registration statement of which this prospectus is a part is intended to fulfill our obligation under the foregoing agreement. Warrantholders may, during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the Public Warrants become exercisable, we may call the warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption to each warrantholder; and

●	if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrantholders.

As of the date of this prospectus, the sales price of our common stock did not exceed the threshold that would allow Cepton to redeem the Public Warrants.

If and when the Public Warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each warrantholder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the Public Warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of our common stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering their warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of our common stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after the Closing. If we call our Public Warrants for redemption and our management does not take advantage of this option, our Sponsor and its permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrantholders would have been required to use had all warrantholders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of our common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of common stock is increased by a stock dividend payable in shares of common stock, or by a split-up of shares of common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase shares of common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common stock) and (ii) one (1) minus the quotient of (x) the price per share of common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for common stock, in determining the price payable for common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of our common stock on account of such shares of common stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of common stock in respect of such event.

If the number of outstanding shares of our common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of common stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of common stock.

Whenever the number of shares of our common stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of our common stock (other than those described above or that solely affects the par value of such shares of common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of our common stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrantholder for the loss of the option value portion of the warrant due to the requirement that the warrantholder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The Public Warrants and the Private Placement Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and GCAC. You should review a copy of the warrant agreement, which has been publicly filed with the SEC and which you can find in the list of exhibits to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of our common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of common stock to be issued to the warrantholder.

Private Placement Warrants

Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period. The Private Placement Warrants will not be redeemable by us so long as they are held by Sponsor or its permitted transferees. Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. If the Private Placement Warrants are held by holders other than Sponsor or its permitted transferees, the Private Placement Warrants will be subject to the same terms and conditions as the Public Warrants, and among other matters, be redeemable by us and exercisable by the holders on the same basis as the Public Warrants.

If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Dividends

We have not paid any cash dividends on our common stock to date. The payment of cash dividends is dependent upon our revenues and earnings, if any, capital requirements and general financial conditions. The payment of any cash dividends is within the discretion of our board of directors at such time and may be subject to Koito’s consent under the Investor Rights Agreement. Further, with the incurrence of indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Our Transfer Agent and Warrant Agent

The transfer agent for our common stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law and the Amended and Restated Charter and the Bylaws

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of our assets with a market value of 10% or more of our aggregate market value of all of our assets or of all of our outstanding stock. However, the above provisions of Section 203 do not apply if:

●	the Cepton Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

●	on or subsequent to the date of the transaction, the initial business combination is approved by the Cepton Board and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under certain circumstances, Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with the Cepton Board because the stockholder approval requirement would be avoided if the Cepton Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Section 203 of the DGCL also may have the effect of preventing changes in the Cepton Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

The Amended and Restated Charter provides that the Cepton Board is classified into three classes of directors. As a result, in most circumstances, a person can gain control of the Cepton Board only by successfully engaging in a proxy contest at two or more annual meetings.

Authorized but Unissued Shares

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval (including a specified future issuance) and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive forum for certain lawsuits

The Amended and Restated Charter requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against any current or former directors, officers, employees, or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware or if such court does not have subject matter jurisdiction, the federal district court of the State of Delaware. The Amended and Restated Charter also requires, to the fullest extent permitted by applicable law, the federal district courts of the United States to be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act and the Exchange Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against our directors and officers, although the our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Special meeting of stockholders

The Bylaws provide that special meetings of our stockholders may be called only by a resolution adopted by the Cepton Board.

Advance notice requirements for stockholder proposals and director nominations

The Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14A-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. The Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Action by written consent

Any action required or permitted to be taken at any annual and special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance of the DGCL and may not be taken by written consent of the stockholders without a meeting.

Classified Board of Directors

The Cepton Board is divided into three classes, Class A, Class B and Class C, with members of each class serving staggered three-year terms. As a result, in most circumstances, a person can gain control of the Cepton Board only by successfully engaging in a proxy contest at two or more annual meetings. The Amended and Restated Charter and the Bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Subject to the terms of any preferred stock, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. Any vacancy on the Cepton Board, including a vacancy resulting from an enlargement of the Cepton Board, may be filled only by vote of a majority of our directors then in office.

Series A Preferred Stock

So long as our Series A Preferred Stock is outstanding, the rights and preferences of the Series A Preferred Stock, including the “fundamental change repurchase” rights, may make it more difficult or discourage an attempt to obtain control of us or to accomplish a transaction which stockholders may otherwise deem to be in their best interests. Pursuant to the Investor Rights Agreement, even if the Series A Preferred Stock ceases to be outstanding, Koito may continue to be entitled to rights that may make it more difficult or discourage an attempt to obtain control of us or to accomplish a transaction which stockholders may otherwise deem to be in their best interests.

Listing of Securities

Our common stock and Public Warrants are currently listed on Nasdaq under the symbol “CPTN” and “CPTNW,” respectively.

SELLING SECURITYHOLDERS

We are registering the offer and sale of these securities to satisfy certain registration rights we have granted to the Selling Securityholders pursuant to the terms of the Registration Rights Agreement, the PIPE Subscription Agreements, the Private Placement Warrants and the Public Warrants. The Selling Securityholders may offer and sell, from time to time, any or all of the shares of common stock or Private Placement Warrants being offered for resale by this prospectus, which consists of up to:

●	106,140,968 Consideration Shares;

●	4,898,465 Option Shares;

●	5,950,000 PIPE Shares;

●	1,787,500 Founder Shares;

●	5,175,000 Private Placement Warrants; and

●	5,175,000 shares of common stock issuable upon exercise of the Private Placement Warrants.

The Selling Securityholders may from time to time offer and sell any or all of the shares of common stock or Private Placement Warrants set forth below pursuant to this prospectus. In this prospectus, the term “Selling Securityholders” includes (i) the entities identified in the table below (as such table may be amended from time to time by means of an amendment to the registration statement of which this prospectus forms a part or by a supplement to this prospectus) and (ii) any donees, pledgees, transferees or other successors-in-interest that acquire any of the securities covered by this prospectus after the date of this prospectus from the named Selling Securityholders as a gift, pledge, partnership distribution or other non-sale related transfer.

The following tables provide, as of the date of this prospectus, information regarding the beneficial ownership of our common stock and Private Placement Warrants of each Selling Securityholder, the number of shares of common stock and number of Private Placement Warrants that may be sold by each Selling Securityholder under this prospectus and that each Selling Securityholder will beneficially own after this offering. The immediately following table also sets forth the percentage of common stock beneficially owned by a Selling Securityholder after giving effect to the sale by the Selling Securityholder of all Offered Securities, based on 156,761,170 shares of common stock outstanding as of March 1, 2023.

For purposes of the table below, we have assumed that (i) no holders of Public Warrants exercise any of the outstanding Warrants, (ii) after termination of this offering, none of the shares of common stock covered by this prospectus will be beneficially owned by the Selling Securityholders and (iii) the Selling Securityholders will not acquire beneficial ownership of any additional securities during the offering. In addition, we assume that the Selling Securityholders have not sold, transferred or otherwise disposed of, our securities in transactions exempt from the registration requirements of the Securities Act.

We cannot advise you as to whether the Selling Securityholders will in fact sell any or all of such common stock or warrants. In addition, the Selling Securityholders may sell, transfer or otherwise dispose of, at any time and from time to time, common stock and warrants in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus.

Certain of the Selling Securityholders have an incentive to sell because they purchased shares and/or warrants at prices below the initial public offering price and/or below the recent trading prices of our securities. Sales by such investors may prevent the trading price of our securities from exceeding the initial public offering price and may cause the trading prices of our securities to experience a further decline. Since many of our public stockholders purchased shares at prices above, and the exercise price of our warrants exceeds, the recent trading prices for shares of our common stock, other of our securityholders may not experience a positive rate of return if they were to sell at the same prices.

Selling Securityholder information for each additional Selling Securityholder, if any, will be set forth by a prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Securityholder’s securities pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Securityholder and the number of shares of common stock or Private Placement Warrants registered on its behalf.

Please see the section entitled “Plan of Distribution” for further information regarding the Selling Securityholders’ method of distributing these shares of common stock and Private Placement Warrants.

Unless otherwise noted below, the address for each Selling Securityholder is c/o Cepton, Inc., 399 West Trimble Road, San Jose, California 95131.

	Securities Beneficially Owned Prior to the Offering		Securities Being Offered in the Offering		Securities Beneficially Owned After the Offered Securities are Sold
Name	Shares of Common Stock	Warrants	Shares of Common Stock	Warrants	Shares of Common Stock	%	Warrants	%
Anastasios Chrysostomidis(1)	70,000	-	70,000	-	-	-	-	-
Billion Stone Investment LTD(2)	2,822,824	-	300,000	-	2,522,824	1.6%	-	-
Brion Qi Ye Irrevocable Trust(3)	2,449,235	-	2,449,235	-	-	-	-	-
Charalampos Syllantavos(4)	30,000	-	30,000	-	-	-	-	-
Christina Mavrokefalou Diamanti(5)	30,000	-	30,000	-	-	-	-	-
Dimitrios Sismanidis(6)	30,000	-	30,000	-	-	-	-	-
Dongyi Liao(7)	2,308,912	-	2,449,232	-	-	-	-	-
Ellenoff Grossman & Schole LLP(8)	120,000	-	120,000	-	-	-	-	-
Evan Breibart(9)	30,000	-	30,000	-	-	-	-	-
Gary Leibler(10)	10,000	-	10,000	-	-	-	-	-
George Syllantavos(11)	359,000	-	359,000	-	-	-	-	-
Georgios Gazis(12)	40,000	-	40,000	-	-	-	-	-
Golfam SA(13)	-	40,000	-	40,000	-	-	-	-
GRC Sinogreen Fund III, L.P.(14)	2,328,758	-	150,000	-	2,178,758	1.4%	-	-
Growth Capital Sponsor LLC(15)	400,000	-	400,000	-	-	-	-	-
The Han-Ouyang Living Trust(16)	489,847	-	489,847	-	-	-	-	-
Harry Braunstein(17)	30,000	-	30,000	-	-	-	-	-
HB Strategies LLC(18)	-	2,100,000	-	1,725,000	-	-	375,000	*
Jinying (Jenny) Chen(19)	173,483	-	173,483	-	-	-	-	-
Jun Pei(20)	1,224,617	-	1,224,617	-	-	-	-	-
Jun Ye(21)	20,818,496	-	20,818,496	-	-	-	-	-
Koito Manufacturing Co., Ltd.(22)	19,624,741	-	19,624,741	-	-	-	-	-
Konstantinos Tomasos(23)	80,000	200,000	80,000	200,000	-	-	-	-
LDV Partners Fund I, L.P.(24)	16,163,422	-	16,088,422	-	75,000	*	-	-
Liqun Han(25)	2,357,390	-	2,449,233	-	-	-	-	-
Lynnelle Lin Ye Irrevocable Trust(26)	2,449,235	-	2,449,235	-	-	-	-	-
Magellan Investments Corp.(27)	-	617,500	-	617,500	-	-	-	-
Maria Diamanti(28)	60,000	-	60,000	-	-	-	-	-
Markella Syllantavou(29)	30,000	-	30,000	-	-	-	-	-
Maxim Partners LLC(30)	-	1,725,000	-	1,725,000	-	-	-	-
McCord Trust(31)	10,389,248	-	10,389,248	-	-	-	-	-
Nikolaos Tsirigakis(32)	50,000	-	50,000	-	-	-	-	-
Paul Lopez(33)	69,750	225,000	69,750	225,000	-	-	-	-
Pei 2000 Trust(34)	27,954,268	-	27,954,268	-	-	-	-	-
Prokopios Tsirigakis(35)	348,750	642,500	348,750	642,500	-	-	-	-
Qing Tan(38)	100,000	-	100,000	-	-	-	-	-
Ye-Wang Family Trust(37)	200,000	-	200,000	-	-	-	-	-
Yupeng Cui(38)	9,679,376	-	9,679,376	-	-	-	-	-

*	Indicates less than one percent.

(1)	Interests shown consist of 70,000 Founder Shares.

(2)	Interests shown consist of 2,522,824 Consideration Shares and 300,000 PIPE Shares. The business address for this Selling Securityholder is Suites 1702-03,17/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

(3)	Interests shown consist of 2,449,235 Consideration Shares. Dr. Jun Ye is a Director of the Company and a trustee of The Brion Qi Ye Irrevocable Trust dated December 8, 2020, and holds voting and dispositive power over the Consideration Shares.

(4)	Interests shown consist of 30,000 Founder Shares.

(5)	Interests shown consist of 30,000 Founder Shares.

(6)	Interests shown consist of 30,000 Founder Shares.

(7)	Interests shown consist of 2,449,232 Option Shares, 2,308,912 of which are issuable pursuant to options exercisable within 60 days of March 1, 2023. As of March 1, 2023, Dongyi Liao is the Senior Vice President of Applications of the Company. On March 14, 2023, Dongyi Liao was promoted to Chief Technology Officer of the Company.

(8)	Interests shown consist of 120,000 Founder Shares. The business address for this Selling Securityholder is 1345 Avenue of the Americas, New York, New York 10105.

(9)	Interests shown consist of 30,000 Founder Shares.

(10)	Interests shown consist of 30,000 Founder Shares.

(11)	Interests shown consist of 359,000 Founder Shares. Mr. George Syllantavos is a Director of the Company.

(12)	Interests shown consist of 40,000 Founder Shares.

(13)	Interests shown consist of 40,000 Private Placement Warrants and 40,000 shares issuable upon exercise of the Private Placement Warrants.

(14)	Interests shown consist of 2,178,758 Consideration Shares and 150,000 PIPE Shares. The business address for this Selling Securityholder is 12F, No. 149, Sec. 3, Xinyi Road, Taipei 10658, Taiwan.

(15)	Interests shown consist of 400,000 Founder Shares. Maxim Group LLC, the representative of the underwriters in GCAC’s initial public offering, co-placement agent with respect to the PIPE Investment, and as a merger and acquisitions advisor, is the managing member of Growth Capital Sponsor LLC. MJR Holdings LLC owns 79.75% of the outstanding membership interest of Maxim Partners. Mr. Michael Rabinowitz is the managing member of MJR Holdings LLC. As such, each of Maxim Partners, MJR Holdings LLC and Mr. Rabinowitz may be deemed to have beneficial ownership of the shares of common stock held directly by Growth Capital Sponsor LLC. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The business address for this Selling Securityholder is c/o Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, New York, 10022.

(16)	Interests shown consist of 489,847 Consideration Shares. Liqun Han is the Chief Operating Officer of the Company and a trustee of The Han-Ouyang Living Trust, U/A, dated March 21, 2021, and holds voting and dispositive power over the Consideration Shares.

(17)	Interests shown consist of 30,000 Founder Shares.

(18)	Interests shown consist of 1,725,000 Private Placement Warrants, 375,000 Public Warrants and 1,725,000 shares issuable upon exercise of the Private Placement Warrants. Hudson Bay, the investment manager of HB Strategies, has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay. Each of HB Strategies and Mr. Gerber disclaims beneficial ownership over these securities. The business address for this Selling Securityholder is c/o Hudson Bay Capital Management LP, 28 Havemeyer Place, 2nd Floor, Greenwich, CT 06830.

(19)	Interests shown consist of 172,483 Consideration Shares. Ms. Jinying (Jenny) Chen was previously the Corporate Controller of the Company, until July 15, 2022.

(20)	Interests shown consist of 1,224,617 Consideration Shares. Dr. Jun Pei is the President, Chief Executive Officer and Chair of the Company.

(21)	Interests shown consist of 20,818,496 Consideration Shares. Dr. Jun Ye is a Director of the Company.

(22)	Interests shown consist of 14,624,741 Consideration Shares and 5,000,000 PIPE Shares. The business address for this Selling Securityholder is 5-1-18, Kitashinagawa, Shinagawa-ku, Tokyo, Japan.

(23)	Interests shown consist of 800,000 Founder Shares, 200,000 Private Placement Warrants and 200,000 shares issuable upon exercise of the Private Placement Warrants.

(24)	Interests shown consist of 15,888,422 Consideration Shares, 200,000 PIPE Shares and 75,000 shares of common stock. Dr. Winston Fu is a managing member of LDV Partners I (GP), Ltd., which is the general partnership that manages LDV Partners Fund I, L.P. Dr. Fu disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest he may have therein, directly or indirectly.

(25)	Interests shown consist of 2,449,233 Option Shares, 2,357,390 of which are issuable pursuant to options exercisable within 60 days of March 1, 2023. Dr. Liqun Han is the Chief Operating Officer of the Company.

(26)	Interests shown consist of 2,449,235 Consideration Shares. Dr. Jun Ye is a Director of the Company and a trustee of The Lynnelle Lin Ye Irrevocable Trust dated December 8, 2020, and holds voting and dispositive power over the Consideration Shares.

(27)	Interests shown consist of 617,500 Private Placement Warrants and 617,500 shares issuable upon exercise of the Private Placement Warrants. Mr. George Syllantavos is a Director of the Company and the president and the sole director of Magellan Investments Corp., and accordingly the Mr. George Syllantavos is deemed the beneficial owner of the warrants held by Magellan Investments Corp. and to have sole voting and dispositive control over such securities.

(28)	Interests shown consist of 60,000 Founder Shares.

(29)	Interests shown consist of 30,000 Founder Shares.

(30)	Interests shown consist of 1,725,000 Private Placement Warrants and 1,725,000 shares issuable upon exercise of the Private Placement Warrants. MJR Holdings LLC owns 79.75% of the outstanding membership interest of Maxim Partners. Mr. Michael Rabinowitz is the managing member of MJR Holdings LLC. As such, each of MJR Holdings LLC and Mr. Rabinowitz may be deemed to have beneficial ownership of the securities held directly by Maxim Partners. Each such entity or person disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The business address for this Selling Securityholder is c/o Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, New York, 10022.

(31)	Interests shown consist of 10,389,248 Consideration Shares. Dr. Mark McCord was previously the Chief Technology Officer of the Company, until March 14, 2023, and is a trustee of the McCord Trust, dated January 7, 2020, and holds voting and dispositive power over the Consideration Shares.

(32)	Interests shown consist of 50,000 Founder Shares.

(33)	Interests shown consist of 69,750 Founder Shares, 225,000 Private Placement Warrants and 225,000 shares issuable upon exercise of the Private Placement Warrants.

(34)	Interests shown consist of 27,954,268 Consideration Shares. Dr. Jun Pei is the President, Chief Executive Officer and Chair of the Company and a trustee of the Pei 2000 Trust, and holds voting and dispositive power over the Consideration Shares.

(35)	Interests shown consist of 348,750 Founder Shares, 642,500 Private Placement Warrants and 642,500 shares issuable upon exercise of the Private Placement Warrants.

(36)	Interests shown consist of 100,000 PIPE Shares.

(37)	Interests shown consist of 200,000 PIPE Shares. Dr. Jun Ye is a Director of the Company and a trustee of the Ye-Wang Family Trust, dated March 31, 2007, and holds voting and dispositive power over the Consideration Shares.

(38)	Interests shown consist of 9,679,376 Consideration Shares.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of common stock. This discussion is limited to certain U.S. federal income tax considerations to beneficial owners of the common stock who are initial purchasers of such common stock pursuant to this offering and hold the common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This summary is based upon U.S. federal income tax laws as of the date of this prospectus, which is subject to change or differing interpretations, possibly with retroactive effect. This discussion is a summary only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain net investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, including but not limited to:

●	financial institutions or financial services entities;

●	broker-dealers;

●	governments or agencies or instrumentalities thereof;

●	regulated investment companies;

●	real estate investment trusts;

●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own five percent or more (by vote or value) of our shares;

●	persons subject to the “applicable financial statement” accounting rules under Section 451(b) of the Code;

●	persons that acquired our common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	insurance companies;

●	dealers or traders subject to a mark-to-market method of accounting with respect to our common stock;

●	persons holding our common stock as part of a “straddle,” constructive sale, hedge, conversion or other integrated or similar transaction;

●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

●	partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes) and any beneficial owners of such partnerships;

●	tax-exempt entities;

●	controlled foreign corporations; and

●	passive foreign investment companies.

If a partnership (including an entity or arrangement treated as a partnership or other pass-thru entity for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner, member or other beneficial owner in such partnership will generally depend upon the status of the partner, member or other beneficial owner, the activities of the partnership and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership holding our common stock, you are urged to consult your tax advisor regarding the tax consequences of the acquisition, ownership and disposition of our common stock.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and do not expect to seek, a ruling from the U.S. Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. EACH PROSPECTIVE INVESTOR IN OUR COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL NON-INCOME, STATE, LOCAL, AND NON-U.S. TAX LAWS.

U.S. Holders

This section applies to you if you are a “U.S. Holder.” A U.S. Holder is a beneficial owner of our common stock who or that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a United States person.

Taxation of Distributions. If we pay distributions in cash or other property (other than certain distributions of our stock or rights to acquire our stock) to U.S. Holders of shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under “U.S. Holders - Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock” below.

Dividends we pay to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder may constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate U.S. Holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Our Common Stock. Upon a sale or other taxable disposition of our common stock, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the common stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the common stock so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its common stock exchanged. A U.S. Holder’s adjusted tax basis in its common stock generally will equal the U.S. Holder’s acquisition cost less any prior distributions treated as a return of capital.

Information Reporting and Backup Withholding. In general, information reporting requirements may apply to dividends paid to a U.S. Holder and to the proceeds of the sale or other disposition of our common stock, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” As used herein, the term “Non-U.S. Holder” means a beneficial owner of our common stock who or that is for U.S. federal income tax purposes:

●	a non-resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates);

●	a foreign corporation; or

●	an estate or trust that is not a U.S. Holder;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of the disposition of our common stock. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership or sale or other disposition of our common stock.

Taxation of Distributions. In general, any distributions we make to a Non-U.S. Holder of shares of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of our common stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the common stock, which will be treated as described under “Non-U.S. Holders - Gain on Sale, Taxable Exchange or Other Taxable Disposition of Our Common Stock” below. In addition, if we determine that we are likely to be classified as a “United States real property holding corporation” (see “Non-U.S. Holders - Gain on Sale, Taxable Exchange or Other Taxable Disposition of Our Common Stock” below), we generally will withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.

The withholding tax generally does not apply to dividends paid to a Non-U.S. Holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Our Common Stock. A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our common stock unless:

●	the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder); or

●	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or constructively, more than 5% of our common stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the shares of our common stock. There can be no assurance that our common stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. Holder that is a foreign corporation may also be subject to an additional “branch profits tax” imposed at a 30% rate (or lower treaty rate).

If the second bullet point above applies to a Non-U.S. Holder, gain recognized by such holder on the sale, exchange or other disposition of our common stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our common stock from such holder may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a United States real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

Information Reporting and Backup Withholding. Information returns will be filed with the IRS in connection with payments of dividends and may be filed with respect to the proceeds from a sale or other disposition of shares of common stock. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes. Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends on our common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by United States persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. Holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Thirty percent withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Such proposed regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under final Treasury regulations, to payments of U.S.-source dividends, and other fixed or determinable annual or periodic income. Although these proposed Treasury regulations are not final, taxpayers generally may rely on them until final Treasury regulations are issued. Prospective investors should consult their tax advisors regarding the effects of FATCA on their investment in our common stock.

PLAN OF DISTRIBUTION

Each Selling Securityholder and any of their pledgees, assignees, transferees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal trading market for such securities or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Securityholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits subscribers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Securityholders to sell a specified number of such securities at a stipulated price per security;

●	in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	through a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Securityholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Securityholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Securityholders (or, if any broker-dealer acts as agent for the Subscriber of securities, from the Subscriber) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Securityholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Securityholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Securityholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect, (ii) they may be sold pursuant to Rule 144 without volume or manner-of-sale restrictions, as determined by the Company, or (iii) with respect to the PIPE Shares, May 11, 2024. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock or Public Warrants for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock or Public Warrants by the Selling Securityholders or any other person. We will make copies of this prospectus available to the Selling Securityholders and have informed them of the need to deliver a copy of this prospectus to each Subscriber at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

O’Melveny & Myers LLP has passed upon the validity of the securities offered by this prospectus and certain other legal matters related to this prospectus.

EXPERTS

The consolidated financial statements of Cepton, Inc. as of December 31, 2022 and 2021, and for each of the years in the three-year period ended December 31, 2022, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by referenced herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act that registers the shares of our common stock and warrants offered hereby. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public on a website maintained by the SEC located at http://www.sec.gov. We also maintain a website at https://www.cepton.com. Through our website, we make available, free of charge, annual, quarterly and current reports, proxy statements and other information as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. If you would like additional copies of this prospectus, you should contact us at the following address and telephone number:

CEPTON, INC.

399 West Trimble Road

San Jose, California, 95131

(408) 459-7579

INCORPORATION BY REFERENCE

The rules of the SEC allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to other documents that were previously filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. Subsequent information that we file with the SEC will automatically update and supersede that information. We incorporate by reference the documents listed below and all documents that we subsequently file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of securities by means of this prospectus, from their respective filing dates (other than any portions thereof, which under the Exchange Act, and applicable SEC rules, are not deemed “filed” under the Exchange Act):

●	our Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 20, 2023;

●	our Current Reports on Form 8-K filed with the SEC on January 11, 2023, January 24, 2023 (excluding any information furnished but not filed in such reports under Item 2.02, Item 7.01, or Item 9.01) and March 14, 2023 (solely with respect to Item 5.02); and

●	the description of our common stock and Warrants contained in our Registration Statement on Form 8-A, filed with the SEC on January 28, 2021, and any amendment or report filed with the SEC for the purpose of updating the description.

The information incorporated by reference into this prospectus is an important part of this prospectus. Neither we nor any underwriters have authorized anyone to provide you with information other than that contained in or incorporated by reference into this prospectus. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus.

You should not rely on or assume the accuracy of any representation or warranty in any agreement that we have filed as an exhibit to any document that we have publicly filed or that we may otherwise publicly file in the future because such representation or warranty may be subject to exceptions and qualifications contained in separate disclosure schedules, may have been included in such agreement for the purpose of allocating risk between the parties to the particular transaction, and may no longer continue to be true as of any given date.

If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information with information contained in this prospectus, the statement or information previously incorporated in this prospectus is also modified or superseded in the same manner.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

CEPTON, INC.

399 West Trimble Road

San Jose, California, 95131

(408) 459-7579

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.